SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                   9 May 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F X        Form 40-F
                                  ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date:  9 May 2006                   By      Allison Scandrett
    ----------------
                                            Name: Allison Scandrett
                                            Deputy Company Secretary

9 May 2006                                                          [corus logo]



Corus Trading Update - Annual General Meeting


Trading outlook
In 2006, the global steel demand/supply balance is forecast to remain tight by historical standards. Demand remains robust and whilst growth continues to be underpinned by China, it is expected to be more evenly distributed than 2005, with strengthening demand in both North America and Europe.

The improvement in underlying European demand, combined with inventory levels at or below trend, has allowed selling price increases of between 5-7% to be secured during the second quarter of 2006. Further selling price increases of 7-12% have recently been announced for the third quarter. Annual contract negotiations for the supply of iron ore have yet to be concluded and other cost pressures, in particular energy and zinc, have continued. Against this background, however, the Board's view is that the Group's performance will show positive momentum over this period.


2006 first quarter results
On 31 May, Corus will release its results for the first quarter of 2006. Consistent with guidance given at the time of our 2005 preliminary results announcement, selling prices during this quarter remained broadly unchanged when compared to the fourth quarter of 2005, whilst UK energy costs increased by some (pound)20m. The operating result will also reflect a one-off pension accounting credit of (pound)90m, related to the new contribution and benefit framework agreement for the British Steel Pension Scheme that has been previously announced. A one-off finance cost of (pound)87m will be included in the first quarter result, in respect of the premium paid to redeem the (pound)150m debenture. This premium, reflected in the first quarter cash flow, is in addition to the normal, seasonal build of working capital that occurs during the first half of the financial year.

From 1 January 2006, International Financial Reporting Standards require the Group to adopt IFRIC 4 `Determining whether an arrangement contains a lease'. This will result in a number of long-standing supply arrangements being treated as finance leases, with some (pound)150m added to both the reported net debt and fixed assets.


Aluminium
The internal consultation processes related to the proposed sale of Corus' aluminium rolled products and extrusions businesses to Aleris International Inc. remain on schedule.

For further information, please call:

Corus Group plc

Investor Relations: Tel: +44(0) 20 7717 4514/4504

Corporate Relations: Tel: +44(0) 20 7717 4532



Corus Group Plc (LSE/AEX: CS; NYSE: CGA) is one of the world's largest metal producers with annual turnover of over (pound)10 billion and major operating facilities in the U.K., the Netherlands, Germany, France, Norway and Belgium. Corus' four divisions comprising Strip Products, Long Products, Distribution & Building Systems and Aluminium provide innovative solutions to the construction, automotive, rail, general engineering and packaging markets worldwide. Corus has 47,300 employees in over 40 countries and sales offices and service centres worldwide. Combining international expertise with local customer service, the Corus brand represents quality and strength.